Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges
         (in thousands, except ratios)

                                                                                                                        SIX MONTHS
                                                                                                                      ENDED JUNE 30,
                                                         1994          1995         1996         1997         1998         1999
                                                       --------      --------     --------     --------     --------  --------------
EARNINGS
   Earnings (Loss) before income taxes                 $   (313)     $  1,055     $  5,508     $ 12,637     $(45,854)     $  1,056
   Total interest expense (1)                               624         2,182        4,898        8,599       10,577         6,306
                                                       --------      --------     --------     --------     --------      --------
   PRETAX EARNINGS (LOSS) PLUS INTEREST EXPENSE        $    311      $  3,237     $ 10,406     $ 21,236     $(35,277)     $  7,362
                                                       ========      ========     ========     ========     ========      ========

FIXED CHARGES
   Interest expense                                    $    624      $  1,794     $    313     $  1,957     $  1,925      $  2,471
   Interest capitalized                                      --            --          350        2,407        4,441         1,735
                                                       --------      --------     --------     --------     --------      --------
        FIXED CHARGES                                  $    624      $  1,794     $    663     $  4,364     $  6,366      $  4,206
   Preferred stock dividend requirement (2)                  --           388        4,235        4,235        4,211         2,100
                                                       --------      --------     --------     --------     --------      --------
        COMBINED FIXED CHARGES AND PREFERRED
        STOCK DIVIDENDS                                $    624      $  2,182     $  4,898     $  8,599     $ 10,577      $  6,306
                                                       ========      ========     ========     ========     ========      ========
RATIOS
   Ratio of earnings to fixed charges (3)                    --           1.6          8.8          3.3           --            --
Ratio of earnings to combined fixed charges
        and preferred dividends (4)                          --           1.3          1.2          1.7           --            --

(1) Total interest expense includes, if any, an interest component of rental expense and amortization of debt issuance cost.

(2) Preferred stock dividends represent the pretax earnings from continuing operations that would be required to cover dividends on the Company's preferred stock.

(3) Earnings did not cover fixed charges by $679,000 through the second quarter of 1999, $50.3 million in 1998 and $313,000 in 1994.

(4) Earnings did not cover combined fixed charges and preferred stock dividends by $2.7 million through the second quarter of 1999 and $54.5 million in 1998 and $313,000 in 1994.